Exhibit 99.1

 A US Critical Materials Company  Scoping Study Presentation – July 2018  ASX: PLL  NASDAQ: PLLL  ABN 50 002 664 495

 2  Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only, and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Scoping Study Cautionary StatementsThe Scoping Study referred to in this presentation has been undertaken to determine the potential viability of an open pit mine, spodumene concentrator and lithium hydroxide plant constructed in North Carolina, USA and to reach a decision to proceed with more definitive studies. The Scoping Study has been prepared to an accuracy level of ±35%. The results should not be considered a profit forecast or production forecast. The Scoping Study is a preliminary technical and economic study of the potential viability of the vertically-integrated Piedmont Lithium Project. In accordance with the ASX Listing Rules, the Company advises it is based on low-level technical and economic assessments that are not sufficient to support the estimation of Ore Reserves. Further evaluation work including infill drilling and appropriate studies are required before Piedmont will be able to estimate any Ore Reserves or to provide any assurance of an economic development case. Approximately 55% of the total production target is in the Indicated Mineral Resource category with 45% in the Inferred Mineral Resource category. 100% of the production target in years 1-2 and 70% of the production target in years 3-6 are in the Indicated Mineral Resource category. The Company has concluded that it has reasonable grounds for disclosing a production target which includes an amount of Inferred material. However, there is a low level of geological confidence associated with Inferred Mineral Resources and there is no certainty that further exploration work (including infill drilling) on the Piedmont deposit will result in the determination of additional Indicated Mineral Resources or that the production target itself will be realised. The Scoping Study is based on the material assumptions outlined in the announcement made to ASX on July 19, 2018. These include assumptions about the availability of funding. While Piedmont considers all the material assumptions to be based on reasonable grounds, there is no certainty that they will prove to be correct or that the range of outcomes indicated by the Scoping Study will be achieved. To achieve the range outcomes indicated in the Scoping Study, additional funding will likely be required. Investors should note that there is no certainty that Piedmont will be able to raise funding when needed. It is also possible that such funding may only be available on terms that dilute or otherwise affect the value of the Piedmont’s existing shares. It is also possible that Piedmont could pursue other ‘value realisation’ strategies such as sale, partial sale, or joint venture of the Project. If it does, this could materially reduce Piedmont’s proportionate ownership of the Project. The Company has concluded it has a reasonable basis for providing the forward-looking statements included in this presentation and believes that it has a reasonable basis to expect it will be able to fund the development of the Project. Given the uncertainties involved, investors should not make any investment decisions based solely on the results of the Scoping Study.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

 Executive Summary

Lithium Fundamentals Remain Strong

Dramatic EV Growth in 2018

+100% in China
+50% in USA
+40% in Europe

EV Demand Catalysts all Improving

Range, charging infrastructure and cost…
…the 4th is "choice" and new EVs are coming





Supply Response will be Challenged

Many projects rely on unproven processes or face political risk concerns

Behavior of majors will be key



Supply-Demand Outlook
K/MT
900
800
700
600
500
400
300
200
100
0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Supply
Source: Global Lithium LLC
Organics
Other inorganics/metal
Hydroxide - battery
Hydroxide - base
Carbonate - battery
Carbonate - base
Supply



Consensus Lithium Prices
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
2018
2019
2020
2021
2022
2023
2024
2025
Hydroxide
Carbonate

Consensus includes Roskill, Global Lithium, Credit Suisse, Goldman Sachs and Canaccord

PIEDMONT LITHIUM

4

Piedmont's Four-Point Strategy

Focus on North Carolina, USA	▪ USA a stable 1st world jurisdiction with 21% tax rate ▪ Critical shortage of domestic lithium ▪ NC has strong infrastructure and deep lithium expertise
Integrate Forward to Hydroxide	▪ Mining / concentration / conversion to hydroxide ▪ LiOH offers faster growth & higher prices vs. carbonate ▪ Low-cost conversion direct from spodumene
Minimize Development Risk	▪ Assemble first-tier project team ▪ Adopt low-risk proven processes ▪ Move swiftly but in a disciplined manner
Maximize Shareholder Value	▪ Stage growth to minimize dilution ▪ 100% project ownership to maximize strategic flexibility ▪ Maintain control of development timeline

PIEDMONT LITHIUM

5

 6  Lithium is a “Critical Material” in the US  ~17 millionCars Manufacturedin the USA in 2017  ~1.1 millionTonnes Lithium Demand Potentialif all USA car manufacturing was electric    2%US Share of Lithium Production

 7  Ideally Located in North Carolina    # 1 State for Business Forbes 2017  # 1Lowest State TaxErnst & Young 2016  0%State Mining Royalties  # 1 Top Competitive StateSite Selection 2017

 8  Focus on Battery-Grade Hydroxide  Faster Growth…Lithium hydroxide required for high-nickel chemistry batteries40% CAGR projected for hydroxide vs. 14% for carbonate    …Higher Prices…“We assume the current ~$2,000 premium for hydroxide remains constant” – Goldman Sachs“Most industry participants expect hydroxide to trade at a premium to carbonate both short and medium term” – Deutsche Bank  Source: Roskill

Focus on Battery-Grade Hydroxide

…and Lower Production Costs

"Spodumene is ~15% more cost-effective to produce lithium hydroxide than salt brine." – McKinsey & Co.

"It has become clear that hard rock based hydroxide produced without the interim carbonate step has become the preferred and lower cost route to hydroxide." – Global Lithium™

"…the intermediate step (which adds ~$1,500-2,000/t cost current on average) to produce carbonate first for brine extraction." – Deutsche Bank



Lithium Hydroxide Weighted Average Cost
US$/t LCE, 2025 Est.
6,165
2,000
3,500
665
5,300
2,100
3,000
14%-17%
Brine
Spodumene
Source: McKinsey & Co.
Concentrate Mining / Brine Harvesting
Lithium Carbonate Processing
Lithium Hydroxide Processing
Lithium Hydroxide Processing (Upper Range)

PIEDMONT LITHIUM

9

 10  Scoping Study Delivers Outstanding Economics

 Low Production Costs  11  Competitive Spodumene Costs  Source: Roskill, Refined production cost includes all direct and indirect operating costs related directly to the physical activity of producing a refined lithium compounds, including feedstock costs (either from internal sources measured using the all-in sustaining cost of production (site operating plus other costs, as defined above), refining, on-site general and administrative costs and selling expenses. It does not include costs associated with corporate-level administrative expenses.   Source: Roskill  2018 Lithium Hydroxide Cost Curve  Low Transport and Conversion Costs  Lowest-Cost LiOH Production

 Upside Opportunity – Project Life Extension  12  Drilling out the Exploration TargetIn addition to the maiden Mineral Resource estimate a new Exploration Target of 4.5 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li2O has been estimated by CSA Global within the Core Property. The potential quantity and grade of this Exploration Target is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.  Consolidating Land on the TSBCurrent package of 1,200 acresDrill targets on Core, Sunnyside and CentralOngoing conversations with other landowners

 Upside Opportunity – By-Products  13  By-Product CreditsBy-Product Study underwayStrong local markets for quartz, feldspar and micaBy-products represented significant revenue component for historic producers in NCInitial offtake conversations underway with large customers    Market Data of Expected By-Products

Rapid Development Timeline



2018
2019
2020
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Resource
Scoping Study
By-Products
Pilot Plant Met
Prefeasibility Study
Feasibility Study
Permitting
Final Investment Decision
Mine / Concentrator Construction & Commissioning
Chemical Plant Engineering
Technical Consultants
PRIMERO
CSA
NC STATE UNIVERSITY
Industry Expansion Solutions
HDR
HAZEN

PIEDMONT LITHIUM

14

 15  Hitting Milestones May Drive Re-Rating     Initial land leases     35,000m drilling     Nasdaq listing     Maiden resource     Scoping study     By-product study    Hydroxide testwork     Permitting    Updated resource    Pre-feasibility study  Market Cap – A$mm

Corporate Snapshot

Piedmont Lithium Limited

Shares outstanding	559.0 mm
ASX price[2] (ASX:PLL)	A$0.175
ADR price[1,2] (Nasdaq:PLLL)	US$13.35
Market capitalization[2]	A$97.8 mm
Average Daily Trading Value	A$250,000
Cash *(@ Mar 31, 2018)*	A$12.7 mm



0.25
0.20
0.15
0.10
0.05
CEO Appointed
Name Change to Piedmont
A$16 million Placement
Phase 3 Drilling Commences
Senior Management Appointments
Scoping Study Commenced
NASDAQ Listing
Maiden Resource
Scoping Study
ASX Share Price (A$)
Daily Volume (million)
10
May 17
Jul 17
Sep 17
Nov 17
Jan 18
Mar 18
May 18
Jul 18

Key Shareholders

Directors	14.1%
AustralianSuper Pty Ltd	7.8%

Board of Directors

Ian Middlemas	*Australia*	Chairman
Keith D. Phillips	*USA*	CEO
Anastasios Arima	*USA*	Executive Director
Jorge Beristain	*USA*	Director
Levi Mochkin	*Australia*	Director
Mark Pearce	*Australia*	Director

Research Coverage

FOSTER STOCKBROKING

ROTH Capital Partners

PIEDMONT LITHIUM

1 100 Ordinary Shares per ADR
2 As at July 16, 2018

16

 Project Details

 18  Maiden Resource on Core Property   16.2 Mt @ 1.12% Li2O450,000 tonnes of contained LCEShallow open pit mine design231 core holes in 35,300 meters of drillingOpen along strike and at depth   Mineral Resource Estimate (0.4% cut-off)          Category   Resource (Mt)  Grade (Li2O%)  Li2O (t)  LCE (t)  Indicated   8.50  1.15  98,000  242,000  Inferred  7.70  1.09  84,000  208,000  Total  16.19  1.12  182,000  450,000

 Strong Recovered Grade  19  Resource Grade  Recovered Grade  Competitive Resource Grade…1.12% Resource Grade   …and Positive Met Recoveries…85% recoveries…based on bench scale tests and in line with historical precedent in North Carolina  …Lead to Strong Recovered GradeDriving strong project economics

 Strong Free Cash Flow Generation   20  High After-tax Margins23% corporate tax rate…and zero federal or state royalties

 Competitive Spodumene Concentrate Business (Stage 1)  21  Piedmont Lithium Mine/Concentrator Sub-Project Parameters  Unit  Estimated Value  PHYSICAL – MINE/CONCENTRATOR      Life of project spodumene concentrate production  kt  1,950  Steady-state run-of-mine production  ktpy  1,200  Average annual spodumene concentrate production  tpy  150,000  Steady-state annual spodumene concentrate production  tpy  170,000  LOM feed grade (diluted)  %  1.04  LOM average concentrate grade  %  6.0  LOM average process recovery  %  85  Mine Life  Years  13  LOM average strip ratio  waste:ore (t/t)  8.2:1  ECONOMIC – MINE/CONCENTRATOR      Average mine-gate cash operating cost per concentrate tonne  US$/T  $281  Transportation and logistics cost  US$/T  $6  Average sales price  US$/T  $685  Direct development capital  US$mm  $61.0  Owner’s costs  US$mm  $11.0  Land acquisition costs  US$mm  $18.9  Contingency  US$mm  $18.8  Sustaining and deferred capital  US$mm  $19.6  FINANCIAL PERFORMANCE – MINE/CONCENTRATOR      Life of project net operating cash flow after tax  US$mm  $685  Free cash flow after capital costs  US$mm  $567  Internal Rate of Return (IRR)  %  97%  Net Present Value (NPV) @ 8% discount rate  US$mm  $355

Lowest-Cost Lithium Hydroxide Business (Stage 2)

Piedmont Lithium Project – Life of Mine ("LOM") Integrated Project	Unit	Estimated Value
PHYSICAL – MINE/CONCENTRATOR		
Mine life	years	13
Steady-state annual spodumene concentrate production	tpy	170,000
LOM spodumene concentrate production	t	1,950,000
LOM feed grade (excluding dilution)	%	1.12
LOM average concentrate grade	%	6.0
LOM average process recovery	%	85
LOM average strip ratio	waste:ore	8.2:1
PHYSICAL – LITHIUM CHEMICAL PLANT		
Steady-state annual lithium hydroxide production	tpy	22,700
LOM lithium hydroxide production	t	206,000
LOM concentrate supplied from mining operations	t	1,300,000
Chemical Plant life	years	11
Commencement of lithium hydroxide chemical production	year	3
OPERATING AND CAPITAL COSTS – INTEGRATED PROJECT		
Average LiOH production cash costs using self-supplied concentrate	US$/t	$3,960
Mine/Concentrator – Direct development capital	US$mm	$61.0
Mine/Concentrator – Owner's costs	US$mm	$11.0
Mine/Concentrator – Land acquisition costs	US$mm	$18.9
Mine/Concentrator – Contingency	US$mm	$18.8
Mine/Concentrator – Sustaining and deferred capital	US$mm	$19.6
Chemical Plant - Direct development capital	US$mm	$252.6
Chemical Plant – Owner's costs	US$mm	$12.1
Chemical Plant - Contingency[1]	US$mm	$79.4
Chemical Plant – Sustaining and deferred capital	US$mm	$37.9
FINANCIAL PERFORMANCE – INTEGRATED PROJECT – LIFE OF PROJECT		
Annual steady state EBITDA	**US$mmpy**	**$220**
Annual steady state after-tax cash flow	**US$mmpy**	**$170-$180**
After tax Internal Rate of Return (IRR)	**%**	**56**
After tax Net Present Value (NPV) @ 8% discount rate	**US$mm**	**$777**

PIEDMONT LITHIUM

22

23  Competent Persons Statement  Competent Persons StatementsThe information in this presentation that relates to Exploration Results is extracted from the Company’s ASX announcements dated July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com. The information in the original ASX announcements that related to Exploration Results was based on, and fairly represents, information compiled by Mr Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognised Professional Organisation’ (RPO). Mr Leatherman is a consultant to the Company. Mr Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in the original ASX announcement that related to Exploration Targets and Mineral Resources was based on, and fairly represents, information compiled by Mr Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr McGarry has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcement dated July 17, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in the original ASX announcement that related to Metallurgical Testwork Results was based on, and fairly represents, information compiled or reviewed by Dr. Hamid Akbari, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Dr. Akbari is a consultant to the Company. Dr. Akbari has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcement dated July 19, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in the original ASX announcement that related to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs was based on, and fairly represents, information compiled or reviewed by Mr. Kiedock Kim, a Competent Person who is a Registered Member of ‘Professional Engineers Ontario’, a ‘Recognized Professional Organization’ (RPO). Mr. Kim is full-time employee of Primero Group. Mr. Kim has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. The information in this presentation that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcement dated July 19, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in the original ASX announcement that related to Mining Engineering and Mine Schedule was based on, and fairly represents, information compiled or reviewed by Mr. Karl van Olden, a Competent Person who is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr. van Olden is full-time employee of CSA Global. Mr. van Olden has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.Exploration TargetThe Exploration Target is based on the actual results of Piedmont’s previous drill programs. To determine potential tonnage and grade ranges at the deposit, Li2O assay values and density values from drilling have been applied to the volume estimates. For the 80% of assays within pegmatite models that are above a 0.4 % Li2O cut off, an average grade of 1.10 % Li2O is estimated. For the 70% of assays that are above a 0.6 % Li2O cut off, an average grade of 1.20 % Li2O is estimated. Applying these assay frequency proportions to the modelled volumes outside the Mineral Resource results in estimated volume ranges from 1.75 million cubic meters to 2 million cubic meters for spodumene bearing pegmatite with economically interesting grades. A density value of 2.71 g/cm3 is applied to derive tonnage values.Using the above methodology an Exploration Target of between 4.75 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li2O is approximated for the Piedmont Lithium Project deposit. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

 A US Critical Materials Company   Piedmont Lithium Limited  Scoping Study Presentation – July 2018  Keith D. Phillips   +1 973 809 0505  kphillips@piedmontlithium.com  Exploration Office5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016| USA   www.piedmontlithium.com  Registered Office28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia   Head Office28 West 44th Street |Suite 810 | New York | NY 10036 | USA